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                                                                    EXHIBIT 4.10

           RIGHTS OFFERING FOR 10% SERIES B SENIOR SUBORDINATED NOTES
            DUE DECEMBER 31, 2004 AND SHARES OF 7% SENIOR CUMULATIVE
                CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER
                       SHARE, OF AURORA ELECTRONICS, INC.


                                MARCH    , 1998


To Our Clients:


     We are enclosing for your consideration a Prospectus dated March 27, 1998 (the "Prospectus"), describing the issuance to common stockholders of record on March 20, 1998 (the "Aurora Record Date") of non-transferable rights ("Rights") to purchase at a price of $183.33 per unit (the "Subscription Price"), units ("Units") consisting of (i) $83.33 principal amount of 10% Series B Senior Subordinated Notes Due December 31, 2004 ("Aurora Senior Subordinated Notes") and (ii) one share of 7% Senior Cumulative Convertible Preferred Stock, par value $0.01 per share ("New Aurora Preferred Stock"), of Aurora Electronics, Inc. (the "Company").


     The materials enclosed are being sent to you as the beneficial owner of shares of Common Stock ("Aurora Common Stock") of the Company carried by us in your account but not registered in your name. Rights may only be exercised by us as the registered holder of Rights and pursuant to your instructions. Accordingly, we request instruction as to whether you wish to elect to subscribe for any Units pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. We urge you, however, to read these documents carefully before instructing us to exercise Rights.

     Your attention is directed to the following:

     - Common stockholders will receive one Right for every 189 shares of Aurora Common Stock held on the Aurora Record Date. No fractional Rights or cash in lieu thereof will be paid.

     - One Right will entitle the holder to purchase one Unit at the Subscription Price of $183.33 per Unit (the "Basic Subscription Privilege").

     - Each Rights holder who fully exercises his or her Basic Subscription Privilege is entitled to subscribe at the Subscription Price for Units that are not otherwise subscribed for by other Rights holders pursuant to the Basic Subscription Privilege (the "Additional Subscription Privilege"). If such additional subscriptions, however, exceed the number of Units available, such Units will be allocated among those holders who exercise the Additional Subscription Privilege based on the number of Units subscribed for by such holder pursuant to the Basic Subscription Privilege, as more fully described in the Prospectus.

     - These Rights are not transferable and may only be exercised by the record owner (i.e., by us at your direction). Once we have exercised the Rights, such exercise may not be revoked.

     - The Rights Offering will expire at the Effective Time of the Merger (as such terms are defined in the Prospectus), unless extended by the Company in its sole and absolute discretion.

     Because we are the holder of record of Aurora Common Stock held in your account, we have received your Rights. If you wish to have us, on your behalf, exercise any or all of your Rights to purchase any Units to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter. If we do not receive complete written instructions in accordance with the procedures outlined in the Prospectus, we will not exercise your Rights, and your Rights will expire

     Any questions or requests for assistance concerning the Rights Offering should be directed to American Stock Transfer & Trust Co., the Rights Agent, at
(800) 937-5449.